P&O

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-6)~~, 450 Fifth Street
Washington
D.C. 20549
USA

3011 3-2

04036324

82-2083

SUPPL

11 August 2004

RECEIVED AUG 17 2004

Dear Sirs

MAJOR NEW INDIAN PORT OPPORTUNITY

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

PROCESSED
AUG 18 2004
THOMSON
FINANCIAL

Sylvia Freeman
Company Secretariat

enc

dlw 8/18

11 August 2004

MAJOR NEW INDIAN PORT OPPORTUNITY

P&O announces that it has secured the rights to become an investor in Bengal Port Ltd. (BPL) which has signed development and concession agreements for a port and special economic zone property development in West Bengal. This development will be in Kulpi, 45 miles downriver from Kolkata (previously known as Calcutta).

The port project involves the construction of a new container terminal and multi-purpose berths. P&O will have rights to acquire 69% of Kulpi Port Company to which BPL will assign a 50 year concession to develop, operate and maintain the port. It is envisaged, subject to revalidation of feasibility studies and the settlement of detailed master plans, that the new port will initially have two berths with additional capacity to be developed in line with demand.

The two berths will each have a potential capacity of approximately 0.5 million teu and comprise 350m of quay line. Preliminary estimates of capital expenditure are approximately US$235m for the first two berths. Depending on the outcome of the feasibility studies and on the timing of notifications and supporting infrastructure works to be progressed by the Government of West Bengal, the first berth could be operational by 2007 and the second berth post 2009.

Kolkata and its surrounding region are currently served by Government run terminals in Kolkata and the nearby port of Haldia. With annual growth rates in containerised cargo of over 15%, these terminals are becoming capacity constrained. They are also behind locks and therefore, unlike Kulpi, cannot offer direct berthing. The new port will primarily target containerised cargo but will also handle general cargo.

The special economic zone and port will be spread over 3,000 acres in total of which 300 acres will be used for the port and allied backup facilities and 2,700 acres for the SEZ.

Commenting on the announcement, Robert Woods, Chief Executive Officer of P&O, said "We are pleased to have signed this agreement with the Government of West Bengal. P&O Ports has an excellent track record in India. This is an exciting opportunity for us to apply our expertise to this potential major development that could bring significant economic benefits to Kolkata and the surrounding region."

On behalf of the Government of West Bengal, the Chief Minister of West Bengal, Shri Buddhadeb Bhattacharjee, announced "The Government of West Bengal is pleased to note that P&O Ports has decided to take a leading role in this project to set up a port, with a special economic zone, at Kulpi in West Bengal. The project will make a significant contribution to the industrial development of the State and I welcome the entry of P&O Ports in West Bengal."

Further information: Peter Smith, Director, Communications and Strategy
Tel: +44 (0)20 7930 4343

Notes to editors:

1. P&O Ports is a leading global port operator. With 27 container terminals and logistics operations in over 100 ports it has a presence in 18 countries. In 2003 P&O Ports' total throughput worldwide was 11.3 million teus of which 1.7 million teus was generated in India. Total current capacity at the three existing P&O terminals in India (Nhava Sheva, Chennai and Mundra) is currently 3.3 million teus.
2. P&O Ports' investment in Bengal Port Ltd and the Kulpi Port Company (to be established) is subject to regulatory approval.
3. teu = twenty foot equivalent unit. This is the standard size of a container and is a common measure of capacity in the container industry.

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